Mail Stop 5546

February 20, 2008

Via U.S. Mail and Facsimile (011-44-20-7356-5731)

Hanif Lalani, OBE
Group Finance Director
BT Group plc
BT Centre, 81 Newgate Street
London EC1A 7AJ, England, U.K.

>   **Re: BT Group plc**
>   **Form 20-F for the Fiscal Year Ended March 31, 2007**
>   **Filed May 30, 2007**
>   **Response Letters Dated December 18, 2007 and January 31, 2008**
>   **File No. 1-08819**

Dear Mr. Lalani:

We refer you to our comment letter dated December 18, 2007 regarding business contacts with Cuba, Iran, North Korea, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
       Assistant Director
       Division of Corporation Finance